UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
________________________________________________________________________________
1(a) NAME OF ISSUER (Please type or print)| (b) IRS IDENT. NO. |(c) SEC FILE NO.
                                          |                    |
Barnwell Industries, Inc.                 |     72-0496921     |   001-05103

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1(d) ADDRESS OF ISSUER  STREET  CITY  STATE ZIP CODE | 1(e) TELEPHONE
                                                     |    AREA CODE  |NUMBER
1100 Alakea Street, Suite 2900, Honolulu, HI 96813   |               |
                                                     |      808      |531-8400
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2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

Russell M. Gifford
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2(b) SOCIAL SECURITY NO.                  (c) RELATIONSHIP TO ISSUER
     OR IRS IDENT. NO.
                                            Director, EVP, CFO, Treasurer,
                                            Secretary
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2(d) ADDRESS STREET           CITY   STATE    ZIP CODE
1100 Alakea St., Ste. 2900, Honolulu, HI  96813

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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

                                   SEC USE
3(a)         (b)                     ONLY     (c)          (d)           (e)              (f)             (g)
Title of the   Name and Address of  Broker-  Number of      Aggregate    Number of Shares Approximate      Name
Class of       Broker Through       Dealer   Shares or      Market        or Other Units  Date of Sale     of
Securities     Whom the Securities  File     Other Units    Value          Outstanding   (See instr. 3(e)) Each
to be Sold     are to be Offered    Number   to be Sold    (See instr. 3(d))(See instr. 3(e)) (MO. DAY YR.)Securities
               or Each Market Maker        (See instr. 3(c))                                               Exchange
               who is Acquiring                                                                           (See instr. 3(g))
               the Securities
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Common Stock   Merrill Lynch &               28,800       $508,320      8,242,160       40 days         AMEX
               Company Inc.
               153 East 53rd Street
               47th Floor
               New York, NY 10022

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INSTRUCTIONS:
1.(a) Name of issuer
  (b) Issuer's I.R.S. Identification Number
  (c) Issuer's S.E.C. file number, if any
  (d) Issuer's address, including zip code
  (e) Issuer's telephone number, including area code

2.(a) Name of person for whose account the securities are to be sold
  (b) Such person's I.R.S. identification number, if such person is an entity
  (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
  (d) Such person's address, including zip code

3.(a) Title of the class of securities to be sold
  (b) Name and address of each broker through whom the securities are intended to be sold
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debit securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold

                         TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                               Name of Person
                                               from Whom Acquired         Amount of                Nature
Title of   Date You  Nature of                 (If gift, also give date   Securities     Date of    of
the Class  Acquired  Acquisition Transaction   donor acquired)            Acquired       Payment   Payment
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Common Stock  Pre 1990  Open Market Purchase      Open Market                10,800       Pre 1990   Cash
Common Stock  11/2004   Stock Option Exercise     Barnwell Industries, Inc.  18,000       11/2004    Cash

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INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.


              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

                                                                           Amount of     Gross
Name and Address of Seller     Title of Securities Sold    Date of Sale    Securities    Proceeds
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None
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REMARKS:

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

      August 29, 2007                      /s/ Russell M. Gifford
___________________________________     ________________________________________
      (DATE OF NOTICE)                                 (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).